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June 18, 2015
Writer’s Direct Contact 202.887.1563 DLynn@mofo.com

Via EDGAR

Katherine Hsu
Office Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

Re:	Royal Bank of Canada
RBC Covered Bond Guarantor Limited Partnership
Registration Statement on Form F-3
Filed April 22, 2015
File No. 333-203567

Dear Ms. Hsu:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) included in your letter dated May 13, 2015, regarding Registration Statement No. 333-203567, filed April 22, 2015, by Royal Bank of Canada (the “Issuer” or the “Bank”) and RBC Covered Bond Guarantor Limited Partnership.  For your convenience we have set forth each of your comments below in italics followed by our response to each comment.

General

1.
Please revise the prospectus to disclose that you will provide asset-level information for offerings of securities issued after the compliance date for the asset-level data requirements (November 23, 2016). Please also revise to indicate that the asset-level information you will file on Form ABS-EE will be incorporated by reference into the prospectus consistent with the Royal Bank of Canada No Action Letter (pub. available May 18, 2012) and Regulation AB, as amended. If you do not intend to comply with the asset-level disclosure requirements by November 23, 2016, please confirm that you will cease to use the registration statement to make offers and sales of these securities after that date, and revise your disclosure to include any material risks related to that decision.

U.S. Securities and Exchange Commission
June 18, 2015
Page Two

We have included under “Description of the Covered Bonds – Loan Level Disclosure” a statement that the Issuer will either provide asset-level information as required by Regulation AB (or as otherwise may be agreed with the staff of the Commission) for offerings after November 23, 2016 or will cease to use the registration statement to make offers and sales of the covered bonds after that date.  A risk factor has been included under “Risk Factors – Factors which are material for the purpose of assessing the risks relating to the Covered Bond Portfolio – Loan level disclosure may not be available” to describe the risks in the event that the Issuer determines to cease offers and sales under the registration statement after November 23, 2016.

2.
We note that you are registering your offering in reliance on our position enunciated in the Royal Bank of Canada No Action Letter (pub. available May 18, 2012). Accordingly, please confirm that you are registering your offering in reliance on our position contained in the no-action letter and confirm to us that the offering will be conducted in accordance with the terms and subject to the conditions set forth therein, in particular with respect to the disclosure of material information about the cover pool consistent with the disclosure requirements specified in Regulation AB, as amended.

We confirm that we are registering our offering in reliance on your position enunciated in the Royal Bank of Canada No Action Letter (pub. available May 18, 2012) and that the offering will be conducted in accordance with the terms and subject to the conditions set forth therein, in particular with respect to the disclosure of material information about the cover pool consistent with the disclosure requirements specified in Regulation AB, as amended (or as otherwise agreed with the staff of the Commission).

3.
We note your statement on page 102 that you intend to provide statistical data for the Covered Bond Portfolio in a prospectus supplement. Please amend the registration statement to include the form of prospectus supplement to which you refer.

We have included a form of prospectus supplement, as requested.  We confirm that for each offer after November 23, 2015, we will include in the related prospectus supplement used for an offering the disclosure required by Item 1105(b) of Regulation AB, as amended, regarding any material differences in underwriting criteria, Loan terms, and risk tolerances applicable to the Loans disclosed in the Vintage Tables compared to the Loans in the Covered Bond Portfolio at the time of the offering.

The Servicer, page 106

Servicing Procedures with respect to Loans and Relates Security, page 107

4.
We note your statement that a servicer may waive, vary, or modify any term of any loan or consent to the postponement of strict compliance with any such term or in any matter grant indulgence to any Borrower. Item 1111(e) of Regulation AB, which is part of the new disclosure requirements that issuers must comply with by November 23, 2015, requires a description of any provisions in the transaction agreements governing the modification of the terms of any asset, including how such modification may affect the cash flows from the assets or to the securities. See Release No. 33-9638 (Sept. 4, 2014). If your transaction agreements contain modification provisions, please revise to indicate that you will provide this information or advise.

U.S. Securities and Exchange Commission
June 18, 2015
Page Three

We have included under “The Servicer – Servicing Procedures with respect to Loans and Related Security” a statement that waivers, variances or modifications may affect the cash flows on Loans and included a risk factor under “Risk Factors – Factors which are material for assessing the risks relating to the Covered Bond Portfolio – Waiver, variance or modification of Loans may affect payments on the covered bonds” to describe how changes could affect payments to holders of the covered bonds.  The only provisions governing modifications are described on page 128 under “Summary of Principal Documents – Servicing Agreement.”
We trust the responses above adequately address the Staff’s comments set forth in your letter of May 13, 2015.

Please direct any comments or inquiries to the undersigned at (202) 887-1563 or Jerry Marlatt at (212) 468-8024.

Sincerely,

/s/ David M. Lynn
David M. Lynn

cc:	Folake Ayoola, Securities and Exchange Commission
David Power, Royal Bank of Canada
Erin Dion, Royal Bank of Canada
Jerry Marlatt, Morrison & Foerster LLP